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                                                                    EXHIBIT 12.1


                      STATEMENT RE COMPUTATION OF RATIOS
                          FIRST SECURITY CORPORATION
            Computation of the Ratio of Earnings to Combined Fixed
                    Charges and Preferred Stock Dividends
                                (In Thousands)


                                                    ------- For the years ended December 31, ---------
                                                      1996      1995      1994      1993      1992
EXCLUDING THE DIVIDEND REQUIREMENT
  OF PREFERRED STOCK:
Earnings:
Net Income                                           177,843   120,005   140,134   114,056   100,343
Total Provision (Benefit) For Income Taxes            99,752    70,191    81,043    59,211    49,909
Income before income tax provision (benefit)         277,595   190,196   221,177   173,267   150,252

Fixed Charges:
Total Interest Expense                               471,232   459,868   315,415   240,794   280,499
Interest on deposits                                 313,010   300,146   205,725   192,992   238,135

Fixed charges, excluding interest on deposits        158,222   159,722   109,690    47,802    42,364
Fixed charges, including interest on deposits        471,232   459,868   315,415   240,794   280,499

Adjusted earnings, excluding interest on deposits    435,817   349,918   330,867   221,069   192,616
Adjusted earnings, including interest on deposits    748,827   650,064   536,592   414,061   430,751

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits                          2.75      2.19      3.02      4.62      4.55
Including interest on deposits                          1.59      1.41      1.70      1.72      1.54


INCLUDING THE DIVIDEND REQUIREMENT
  OF PREFERRED STOCK:
Earnings:
Net Income                                           177,843   120,005   140,134   114,056   100,343
Total Provision (Benefit) For Income Taxes            99,752    70,191    81,043    59,211    49,909
Income before income tax provision (benefit)         277,595   190,196   221,177   173,267   150,252

Fixed Charges:
Total Interest Expense                               471,232   459,868   315,415   240,794   280,499
Interest on deposits                                 313,010   300,146   205,725   192,992   238,135
Dividend requirement of preferred stock                   33        35        39        43        48
Adjustment to compute pretax preferred dividend           12        13        15        16        18

Fixed charges, excluding interest on deposits        158,267   159,770   109,744    47,861    42,430
Fixed charges, including interest on deposits        471,277   459,916   315,469   240,853   280,565

Adjusted earnings, excluding interest on deposits    435,862   349,966   330,921   221,128   192,682
Adjusted earnings, including interest on deposits    748,872   650,112   536,646   414,120   430,817

Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividend Requirements:
Excluding interest on deposits                          2.75      2.19      3.02      4.62      4.54
Including interest on deposits                          1.59      1.41      1.70      1.72      1.54

Note: Earnings have been restated to reflect the retroactive adoption of SFAS 109, "Accounting for Income Taxes" and the November 1993 pooling-of-interests merger with First National Financial Corporation.